UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Lazydays Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52110H100

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		181,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

181,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

181,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

IA, PN

* Includes 181,000 shares of Common Stock issuable upon exercise of certain Public Warrants owned by this Reporting Person.

2

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		54,909*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

54,909*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,909*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

* Consists of 54,909 shares of Common Stock issuable upon exercise of certain Public Warrants owned by this Reporting Person.

3

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		641,880*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

641,880*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

641,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IA, OO

* Includes 236,809 shares of Common Stock issuable upon exercise of certain Public Warrants owned by this Reporting Person.

4

CUSIP No. 52110H100

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,980
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		641,880*
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,980
	10	SHARED DISPOSITIVE POWER

641,880*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,164*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 236,809 shares of Common Stock issuable upon exercise of certain Public Warrants owned by the other Reporting Persons.

5

CUSIP No. 52110H100

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the Public Warrants exercisable into approximately 181,000 Shares beneficially owned by Philotimo is approximately $402,348.54, including brokerage commissions. The aggregate purchase price of the Public Warrants exercisable into 54,909 Shares beneficially owned by PHLOX is approximately $170,709.29, including brokerage commissions. The aggregate purchase price of the 404,857 Shares beneficially owned by KWM is approximately $4,488,186.68, including brokerage commissions. The aggregate purchase price of the 4,980 Shares beneficially owned by Mr. Kanen is approximately $52,807.28, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 10,536,703 Shares outstanding as of November 2, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022 and (ii) up to 236,809 Shares underlying the Public Warrants that are immediately exercisable as applicable owned by the Reporting Persons.

A.	Philotimo
(a)	As of the close of business on February 2, 2023, Philotimo beneficially owned 181,000 Shares, which includes 181,000 Shares underlying the Public Warrants owned by it.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 181,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 181,000

(c)

The transactions in the securities of the Issuer by Philotimo since the sixtieth day prior to the date of the event requiring the filing of this Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

6

CUSIP No. 52110H100

B.	PHLOX
(a)	As of the close of business on February 2, 2023, PHLOX beneficially owned 54,909 Shares, which consists of 54,909 Shares underlying the Public Warrants owned by it.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 54,909
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 54,909

(c)	The transactions in the securities of the Issuer by PHLOX since the sixtieth day prior to the date of the event requiring the filing of this Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)

As of the close of business on February 2, 2023, KWM beneficially owned 641,880 Shares, consisting of (i) the 181,000 Shares beneficially owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 54,909 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 404,857 shares of Common Stock directly owned by KWM.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 641,880
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 641,880

(c)

The transactions in the securities of the Issuer by KWM since the sixtieth day prior to the date of the event requiring the filing of this Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Kanen
(a)

As of the close of business on February 2, 2023, Mr. Kanen beneficially owned 646,860 Shares, consisting of (i) 4,980 Shares directly owned by him and (ii) 641,880 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 4,980
2. Shared power to vote or direct vote: 641,880
3. Sole power to dispose or direct the disposition: 4,980
4. Shared power to dispose or direct the disposition: 641,880

(c)	Mr. Kanen has not entered into transactions in securities of the Issuer since the sixtieth day prior to the date of the event requiring the filing of this Amendment No. 1.

7

CUSIP No. 52110H100

KWM, in its role as investment manager to the Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially securities of the Issuer held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

8

CUSIP No. 52110H100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

9

CUSIP No. 52110H100

SCHEDULE A

Transactions in the Securities of the Issuer since the Sixtieth Day Prior to the Date of the Event Requiring the Filing of this Amendment No. 1.

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Purchase of Public Warrants	166,145	1.0457	10/25/2022
Purchase of Public Warrants	300	1.000	10/31/2022
Sale of Common Stock	(107,000)	13.4638	12/05/2022
Sale of Public Warrants	(3,264)	0.85	1/26/2023
Sale Common Stock	(100)	13.0600	1/30/2023
Sale of Public Warrants	(8,467)	0.8112	1/30/2023
Sale of Public Warrants	(93,750)	0.80	1/30/2023
Sale of Common Stock	(50,000)	13.06	1/30/2023
Sale of Common Stock	(195,407)	13.05	1/31/2023
Sale of Common Stock	(4,493)	13.0638	1/31/2023
Sale of Public Warrants	(23,495)	0.82	1/31/2023
Sale of Public Warrants	(41,275)	0.80	2/01/2023
Sale of Public Warrants	(42,666)	0.80	2/02/2023

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	(615)	12.7134	10/31/2022
Sale of Common Stock	(900)	14.04	11/22/2022
Sale of Common Stock	(6,699)	17.068	11/29/2022
Sale of Common Stock	(13,518)	13.4638	12/05/2022

PHILOTIMO FOCUSED GROWTH & INCOME FUND

Purchase of Public Warrants	300	0.85	10/31/2022
Sale of Common Stock	(107,000)	13.4638	12/05/2022
Sale of Public Warrants	(1,812)	0.85	1/26/2023
Sale of Public Warrants	(5,644)	0.8112	1/30/2023
Sale of Public Warrants	(62,500)	0.80	1/30/2023
Sale of Public Warrants	(15,964)	0.82	1/31/2023
Sale of Public Warrants	(22.225)	0.80	2/01/2023
Sale of Public Warrants	(22,974)	0.80	2/02/2023